11016453

FEB 2 8 2011
WASH. D.C. 189 SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

n-a 3/12

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 05209

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: All Funds, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1444 Orange Turnpike
(No. and Street)

Monroe, (City) NY (State) 10950 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian Mulkeen 845-268-6827
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Savastano, Kaufman & Company, LLC
(Name – *if individual, state last, first, middle name*)

21-00 Route 208 South - Suite 120, (Address) Fair Lawn (City) NJ (State) 07410 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/19

OATH OR AFFIRMATION

I, Brian Mulkeen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of All Funds, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

EDWARD T. BORG
Notary Public, State of New York
No. 4607335
Qualified in Rockland County
Commission Expires March 30, 2011

Signature

Comptroller

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

FORM X-17A-5

FOCUS REPORT

(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)

PART IIA [12]

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER	SEC. FILE NO.
ALL FUNDS, INC. [13]	8-05209 [14]
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)	FIRM ID NO.
	23 [15]
1444 ORANGE TURNPIKE [20] (No. and Street)	FOR PERIOD BEGINNING (MM/DD/YY) 10/01/10 [24]
MONROE [21] (City) NY [22] (State) 10950-3716 [23] (Zip Code)	AND ENDING (MM/DD/YY) 12/31/10 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT (Area code) - Telephone No.

BRIAN MULKEEN [30] (845) 268-6827 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT — OFFICIAL USE

[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [ ] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submisson of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 25TH day of JANUARY 20 11

Manual Signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) ____________________
Principal Financial Officer or Partner

3) ____________________
Principal Operations Officer or Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a))

FINRA

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
ALL FUNDS, INC. | N | 3 | [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/10 [99]
SEC FILE NO. 8-05209 [98]
Consolidated [198]
Unconsolidated X [199]

ASSETS

	Allowable	Non-Allowable	Total
1. Cash	$ 68,942 [200]		$ 68,942 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	7,432 [295]		
B. Other	[300]	$ [550]	7,432 [810]
3. Receivables from non-customers	[355]	[600]	[830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	[418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	24,694 [424]		
E. Spot commodities	[430]		24,694 [850]
5. Securities and/or other investments not readily marketable:			
A. At cost $ [130]			
B. At estimated fair value	[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes:	[470]	[640]	[890]
Market value of collateral:			
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization.	[490]	[680]	[920]
11. Other assets	[535]	100 [735]	100 [930]
12. Total Assets	$ 101,068 [540]	$ 100 [740]	$ 101,168 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

ALL FUNDS, INC. as of 12/31/10

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities		A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable		$	1045	$	1255	$	1470
14. Payable to brokers or dealers:							
A. Clearance account			1114		1315		1560
B. Other			1115		1305		1540
15. Payable to non-customers			1155		1355		1610
16. Securities sold not yet purchased, at market value					1360		1620
17. Accounts payable, accrued liabilities, expenses and other		183	1205		1385	183	1685
18. Notes and mortgages payable:							
A. Unsecured			1210				1690
B. Secured			1211		1390		1700
19. Liabilities subordinated to claims of general creditors:							
A. Cash borrowings:					1400		1710
1. from outsiders $	970						
2. Includes equity subordination (15c3-1(d)) of ...... $	980						
B. Securities borrowings, at market value from outsiders $	990				1410		1720
C. Pursuant to secured demand note collateral agreements					1420		1730
1. from outsiders $	1000						
2. includes equity subordination (15c3-1(d)) of ...... $	1010						
D. Exchange memberships contributed for use of company, at market value					1430		1740
E. Accounts and other borrowings not qualified for net capital purposes			1220		1440		1750
20. TOTAL LIABILITIES		$ 183	1230	$	1450	$ 183	1760

Ownership Equity

21. Sole proprietorship			$	1770
22. Partnership (limited partners)	$	1020		1780
23. Corporation:				
A. Preferred stock				1791
B. Common stock			10,505	1792
C. Additional paid-in capital			99,000	1793
D. Retained earnings			(8,520)	1794
E. Total			100,985	1795
F. Less capital stock in treasury			( )	1796
24. TOTAL OWNERSHIP EQUITY			$ 100,985	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 101,168	1810

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
ALL FUNDS, INC. as of 12/31/10

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 100,985	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			100,985	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 100,985	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 100	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(100)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net Capital before haircuts on securities positions			$ 100,885	3640
9. Haircuts on securities (computed, where appliicable, pursuant to 15c3-1(f)) :				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities	494	3734		
D. Undue concentration		3650		
E. Other (List)		3736	(494)	3740
10. Net Capital			$ 100,391	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

ALL FUNDS, INC. as of 12/31/10

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	12	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	95,391	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	94,391	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	183	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
19. Total aggregate indebtedness				$	183	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)				%	0.18	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)				%	0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

ALL FUNDS, INC.

For the period (MMDDYY) from 10/01/10 [3932] to 12/31/10 [3933]
Number of months included in this statement 3 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	10,182	3935
b. Commissions on listed option transactions		1,196	3938
c. All other securities commissions		30,903	3939
d. Total securities commissions		42,281	3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts			3952
4. Profits (losses) from underwriting and selling groups			3955
5. Revenue from sale of investment company shares		818	3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue		11,262	3995
9. Total revenue	$	54,361	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers					4120
11. Other employee compensation and benefits					4115
12. Commissions paid to other brokers-dealers					4140
13. Interest expense					4075
a. Includes interest on accounts subject to subordination agreements		4070			
14. Regulatory fees and expenses					4195
15. Other expenses				58,141	4100
16. Total expenses			$	58,141	4200

NET INCOME

17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16)			$	(3,780)	4210
18. Provision for Federal income taxes (for parent only)				(317)	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above					4222
a. After Federal income taxes of		4238			
20. Extraordinary gains (losses)					4224
a. After Federal income taxes of		4239			
21. Cumulative effect of changes in accounting principles					4225
22. Net income (loss) after Federal income taxes and extraordinary items			$	(3,463)	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal Income taxes and extraordinary items	(5,806)	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

ALL FUNDS, INC.

For the period (MMDDYY) from 10/01/10 to 12/31/10

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 104,448	4240
A. Net income (loss)			(3,463)	4250
B. Additions (includes non-conforming capital of	$	4262)		4260
C. Deductions (includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (from item 1800)			$ 100,985	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (from item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

ALL FUNDS, INC. as of 12/31/10

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based :

A. (k) (1) - Limited business (mutual funds and/or variable annuities only) . . . . $ ______ 4550

B. (k) (2) (i) - "Special Account for the Exclusive Benefit of customers" maintained . . . . ______ 4560

C. (k) (2) (ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon

NATIONAL FINANCIAL SERVICES, LLC 4335 X 4570

D. (k) (3) - Exempted by order of the Commission . . . . ______ 4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code to enter)	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695
		TOTAL	$ 4699		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c) (2) (iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c) (2) (iv) Liabilities

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM X-17A-5

FOCUS REPORT

(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)

Schedule I

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17a-5

Report for the Calendar Year 2010 [8004]
or if less than 12 months

Report for the period beginning ______ [8005] and ending ______ [8006]
MM DD YY MM DD YY

SEC FILE NUMBER
8-05209 [8011]

1. NAME OF BROKER DEALER
ALL FUNDS, INC. [8020] N 9

OFFICIAL USE ONLY

Firm No M M Y Y

2. Name(s) of broker-dealer(s) merging with respondent during reporting period:

		OFFICIAL USE ONLY	
NAME :	[8053]		[8057]
NAME :	[8054]		[8058]
NAME :	[8055]		[8059]
NAME :	[8056]		[8060]

3. Respondent conducts a securities business exclusively with registered broker-dealers:	(enter applicable code: 1=Yes 2=No)	2	[8073]
4. Respondent is registered as a specialist on a national securities exchange:	(enter applicable code: 1=Yes 2=No)	2	[8074]
5. Respondent makes markets in the following securities:			
(a) equity securities	(enter applicable code: 1=Yes 2=No)	2	[8075]
(b) municipals	(enter applicable code: 1=Yes 2=No)	2	[8076]
(c) other debt instruments	(enter applicable code: 1=Yes 2=No)	2	[8077]
6. Respondent is registered solely as a municipal bond dealer:	(enter applicable code: 1=Yes 2=No)	2	[8078]
7. Respondent is an insurance company or an affiliate of an insurance company:	(enter applicable code: 1=Yes 2=No)	2	[8079]
8. Respondent carries its own public customer accounts:	(enter applicable code: 1=Yes 2=No)	2	[8084]
9. Respondent's total number of public customer accounts: (carrying firms filing X-17A-5 Part II only)			
(a) Public customer accounts			[8080]
(b) Omnibus accounts			[8081]
10. Respondent clears its public customer and/or proprietary accounts:	(enter applicable code: 1=Yes 2=No)	2	[8085]

FOCUS REPORT
Schedule I
page 2

11. Respondent clears its public customer accounts in the following manner:

(enter a "1" in appropriate boxes)

(a) Direct Mail (New York Stock Exchange Members Only)		8086
(b) Self-Clearing		8087
(c) Omnibus		8088
(d) Introducing	1	8089
(e) Other		8090

If Other please describe:

(f) Not applicable		8091

12.(a) Respondent maintains membership(s) on national securities exchanges(s):

(enter applicable code 1=Yes 2=No)	2	8100

(b) Names of national securities exchange(s) in which respondent maintains memberships:

(enter a "1" in appropriate boxes)

(1) NYSE AMEX, LLC		8120
(2) Boston		8121
(3) CBOE		8122
(4) Midwest		8123
(5) New York		8124
(6) Philadelphia		8125
(7) Pacific Coast		8126
(8) Other		8129

13. Employees:

(a) Number of full-time employees	0	8101
(b) Number of full-time registered representatives employed by respondent included in 13(a)		8102
14. Number of NASDAQ stocks respondent makes market	0	8103
15. Total number of underwriting syndicates repondent was a member	0	8104

Carrying or clearing firms filing X-17A Part II)

16. Number of respondent's public customer transactions:	Actual		8105
	Estimate		8106
(a) equity securities transactions effected on a national securities exchange			8107
(b) equity securities transactions effected other than on a national securities exchange			8108
(c) commodity, bond, option and other transactions effected on or off a national securities exchange			8109

FOCUS REPORT
Schedule I

17. Respondent is a member of the Securities Investor Protection Corporation (enter applicable code 1=Yes 2=No) | 1 | 8111

18. Number of branch offices operated by respondent .... | | 8112

19. (a) Respondent directly or indirectly controls, is controlled by, or is under common control with , a U.S. bank (enter applicable code 1=Yes 2=No) .... | 2 | 8130

(b) Name of parent or affiliate ______________________ 8131

(c) Type of institution ______________________ 8132

20. Respondent is an affiliate or subsidary of a foreign broker-dealer or bank (enter applicable code 1=Yes 2=No) | 2 | 8113

21. (a) Respondent is a subsidary of a registered broker-dealer (enter applicable code 1=Yes 2=No) | 2 | 8114

(b) Name of parent ______________________ 8116

22. Respondent is a subsidiary of a parent which is not a registered broker or dealer (enter applicable code 1=Yes 2=No) | 2 | 8115

23. Respondent sends quarterly statements to customers pursuant to 10b-10(b) in lieu of daily or immediate confirmations: (enter applicable code 1=Yes 2=No)* | 2 | 8117

24. Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period................ $ | | 8118

*Required in any Schedule I filed for the calendar year 1978 and succeeding years

FINRA Miscellaneous Information

Annual Municipal Income $ | 0 | 8151

Savastano, Kaufman & Company, LLC
CERTIFIED PUBLIC ACCOUNTANTS

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2011
WASH, D.C.
189

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholders:
All Funds, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation {Form SIPC-7}) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by All Funds, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating All Funds, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). All Funds, Inc.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010 as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

21-00 ROUTE 208 SOUTH – SUITE 120 • FAIR LAWN, NEW JERSEY 07410 • (201) 796-7300 • FAX (201) 796-7301

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above, is not intended to be, and should not be used by anyone other than these specified parties.

Sassetti Kaufman & Company, LLC

Fair Lawn, New Jersey
February 25, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

005209 FINRA DEC
ALL FUNDS INC 13*13
P O BOX DRAWER H
VALLEY COTTAGE NY 10989

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2)		$ 338
B. Less payment made with SIPC-6 filed (exclude interest) 07/30/2010 Date Paid		(204)
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		134
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 134
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 134	
H. Overpayment carried forward	$(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

All Funds, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 28th day of February, 2011.

Comptroller
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2010
and ending December 31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 235,010
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	3,634
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	94,841
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 1,358	
Enter the greater of line (i) or (ii)	1,358
Total deductions	99,833
2d. SIPC Net Operating Revenues	$ 135,177
2e. General Assessment @ .0025	$ 338
	(to page 1, line 2.A.)

Savastano, Kaufman & Company, LLC
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Stockholders
All Funds, Inc.

We have audited the accompanying statements of financial condition of All Funds, Inc. as of December 31, 2010 and 2009, and the related statements of income and accumulated deficit, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of All Funds, Inc. as of December 31, 2010 and 2009 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Savastano Kaufman & Company, LLC

Fair Lawn, New Jersey
February 25, 2011

21-00 ROUTE 208 SOUTH – SUITE 120 • FAIR LAWN, NEW JERSEY 07410 • (201) 796-7300 • FAX (201) 796-7301

ALL FUNDS, INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS		
Cash	$ 69,042	$ 85,887
Investments	24,694	18,617
Due from broker	7,432	7,680
Property, plant and equipment, at cost less accumulated depreciation of $276,214 in 2010 and 2009	0	0
Total	$ 101,168	$ 112,184
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accrued expenses	$ 0	$ 10,303
Income taxes payable	183	465
Total liabilities	$ 183	$ 10,768
Stockholders' equity:		
Capital stock, no par value, 1000 shares authorized, 273 shares issued and outstanding	$ 10,505	$ 10,505
Additional paid in capital	99,000	99,000
Accumulated deficit	(8,520)	(8,089)
Total stockholders' equity	$ 100,985	$ 101,416
Total	$ 101,168	$ 112,184

The accompanying notes are an integral part of these financial statements.

ALL FUNDS, INC.

STATEMENTS OF INCOME AND ACCUMULATED DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
Revenues:		
Commissions earned	$ 174,178	$ 174,463
Fees earned	30,373	28,385
Gains on principal trades	25,991	21,909
Interest income	4,468	12,344
Total revenues	$ 235,010	$ 237,101
Operating expenses:		
Brokerage clearance charges and equipment rental	$ 94,841	$ 94,519
Commissions	1,790	1,224
Dues and subscriptions	867	717
Insurance	2,722	1,820
Management and administrative fees	24,900	0
Other taxes and fees	20,403	23,624
Professional fees	12,900	13,757
Rent	72,000	70,333
Telephone and office expenses	4,768	27,303
Travel and entertainment	0	1,508
Total operating expenses	$ 235,191	$ 234,805
Income (loss) before provision for income taxes	$(181)	$ 2,296
Provision for income taxes	250	499
Net income (loss)	$(431)	$ 1,797
Accumulated deficit, January 1,	(8,089)	(9,886)
Accumulated deficit, December 31,	$(8,520)	$(8,089)

The accompanying notes are an integral part of these financial statements.

ALL FUNDS, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
Cash flows from operating activities:		
Net income (loss)	$(431)	$ 1,797
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Changes in net assets and liabilities:		
(Increase) decrease in due from broker	$ 248	$(1,893)
Decrease in accrued interest receivable	0	200
Increase (decrease) in accrued expenses	(10,303)	10,303
Increase (decrease) in income taxes payable	(282)	(750)
Total adjustments	$(10,337)	$ 7,860
Net cash provided by (used in) operating activities	$(10,768)	$ 9,657
Cash flows from investing activities:		
Proceeds from sale of investments	$ 0	$ 49,738
Purchases of investments	(6,077)	(1,899)
Net cash provided by (used in) investing activities	$(6,077)	$ 47,839
Increase (decrease) in cash	$(16,845)	$ 57,496
Cash - January 1,	85,887	28,391
Cash - December 31,	$ 69,042	$ 85,887

The accompanying notes are an integral part of these financial statements.

1. Nature of operations:

All Funds, Inc. was incorporated in the State of New York on May 1, 1956 for the purpose of conducting business as a broker/dealer of marketable securities. The Company's office is located in Monroe, New York.

2. Significant accounting policies:

Cash and cash equivalents:

For purposes of the balance sheets and statements of cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents. As a matter of policy, National Financial Services (NFS), the company through which All Funds transacts its business, requires that the Company maintain a cash balance of no less then $50,000 on deposit in a separate account. This account is under the control of All Funds, Inc. and, accordingly, does not affect the computation of net capital. This account is included in cash and cash equivalents at December 31, 2010.

Income recognition:

Income from commissions and fees is recognized as earned; costs relating to the current period are expensed as incurred.

Property, plant and equipment:

Property, plant and equipment, which consists of office equipment and furniture, is stated at cost. The equipment is depreciated on a tax basis using accelerated methods over the estimated useful lives of the assets when they are placed in service, ranging from 5 to 7 years. These income tax depreciation methods approximate the expense that would be calculated under the various accelerated methods which are required by generally accepted accounting principles.

Related party:

The Company conducts business with Balanced Estate Agency, Inc., a family-owned office management and real estate business, related through common ownership. These transactions include rent and management fees. Management is of the opinion that these transactions are at terms that are no less favorable than with unrelated third parties.

Securities transactions:

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

2. Significant accounting policies: (continued)

Securities transactions: (continued)

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Commissions:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Advertising:

The Company follows the policy of charging the costs of advertising to expense as incurred. Advertising expense charged to operations was $0 for the years ended December 31, 2010 and 2009.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent events:

As required by accounting standards, the Company has evaluated subsequent events through February 25, 2011, which is the date the financial statements were available to be issued. All subsequent events requiring recognition as of December 31, 2010 have been incorporated into these financial statements.

Uncertain tax positions:

In accordance with accounting standards, in 2009, the Company adopted the accounting requirements for uncertain income tax positions which clarifies the accounting for uncertainty in income tax positions recognized in financial statements. Under these requirements, the Company may recognize the tax benefit from an uncertain income tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position would be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The related standards provide guidance on measurement, classification, interest and penalties associated with income

2. Significant accounting policies: (continued)

Uncertain tax positions: (continued)

tax positions and income tax disclosures. Through the year ended December 31, 2010, management is of the opinion that there are no uncertain income tax positions. Accordingly, the Company has recognized no adjustment for uncertain income tax positions as a result of the implementation of this standard.

The Company files income tax returns in the U.S. and in the State of New York. The Company's income tax filings are subject to audit by the various taxing authorities. The Company's open audit periods are 2007 through 2010.

The Company recognizes interest related to uncertain tax positions in interest expense and penalties in operating expenses. For the years ended December 31, 2010 and 2009, the Company recorded no interest or penalties related to uncertain tax positions.

3. Investments:

The Company has investments classified as trading securities as follows:

	December 31, 2010		
	Cost	Gross Unrealized Gain (Loss)	Market Value
Money market funds	$ 24,694	$ 0	$ 24,694

	December 31, 2009		
	Cost	Gross Unrealized Gain (Loss)	Market Value
Money market funds	$ 18,617	$ 0	$ 18,617

Proceeds from sales of securities were $0 and $49,738 during the years ended December 31, 2010 and 2009, respectively. No gains were realized on those sales during the years ended December 31, 2010 and 2009, respectively.

4. Assets – fair value information:

Assets measured at fair value on a recurring basis at December 31, 2010 were as follows:

	Balance Sheet Amounts	Quoted market prices in active markets for identical assets (Level One)	Significant other observable inputs (Level Two)	Significant unobservable inputs (Level Three)
Trading securities:				
Investments – money market funds	$ 24,694	$ 24,694	$ 0	$ 0

Assets measured at fair value on a recurring basis at December 31, 2009 were as follows:

	Balance Sheet Amounts	Quoted market prices in active markets for identical assets (Level One)	Significant other observable inputs (Level Two)	Significant unobservable inputs (Level Three)
Trading securities:				
Investments – money market funds	$ 18,617	$ 18,617	$ 0	$ 0

5. Due from broker:

Amounts receivable from broker-dealers and clearing organizations at December 31, 2010 and 2009, consist of the following:

	2010	2009
Fees and commissions receivable	$ 7,432	$ 7,680

6. Principal transactions:

The Company's principal transactions revenue by reporting categories, at December 31, 2010 and 2009 are the following:

	2010	2009
Fixed income	$ 25,991	$ 21,909

7. Property, plant and equipment:
   Depreciation expense was $0 for the years ended December 31, 2010 and 2009.

8. Related party transactions:
   As disclosed in Note 2, the Company conducts business with Balanced Estate Agency, Inc., a family-owned office management and real estate business, related through common ownership. Total management fees and rent paid to this entity totaled $80,400 and $70,333 for the years ended December 31, 2010 and 2009, respectively.

   Generally accepted accounting principles require that a company that holds variable interests in an entity consolidate the entity if the company's interest in the variable interest entity (VIE) is such that the company will absorb a majority of the VIE's expected losses and/or receive a majority of the VIE's expected residual returns, if they occur. In such cases, the company is the primary beneficiary of the VIE.

   All Funds, Inc. is related to Balanced Estate Agency, Inc. by common ownership and pays management fees and rent to Balanced Estate Agency, Inc. and, therefore, Balanced Estate Agency, Inc. has been identified as a potential variable interest entity. However, Balanced Estate Agency, Inc. has sufficient revenues from third party sources, in addition to the amounts received from All Funds, Inc, to fund its operations, and has limited fixed expenses and no long-term commitments. As such, consolidation is not required and the accompanying financial statements do not consolidate the accounts of Balanced Estate Agency, Inc. or include the related disclosures.

9. Income taxes:
   The components of the income tax provision for the years ended December 31, 2010 and 2009 are as follows:

	2010	2009
Federal	$(125)	$ 320
State	375	179
	$ 250	$ 499

10. Concentrations of credit risk:
   The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

11. Other commitments:
    As a member of the Financial Industry Regulatory Authority (FINRA), the Company is required to maintain a minimum capital balance of $5,000.

12. Supplemental disclosures:
    Supplemental disclosures of cash flow information include cash paid for income taxes for the years ended December 31, 2010 and 2009 of $532 and $1,249, respectively.

Savastano, Kaufman & Company, LLC
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Stockholders
All Funds, Inc.

We have audited the accompanying financial statements of All Funds, Inc. as of and for the year ended December 31, 2010, and have issued our report thereon dated February 25, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the following schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Savastano Kaufman & Company, LLC

Fair Lawn, New Jersey
February 25, 2011

21-00 ROUTE 208 SOUTH – SUITE 120 • FAIR LAWN, NEW JERSEY 07410 • (201) 796-7300 • FAX (201) 796-7301

ALL FUNDS, INC.

SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2010

COMPUTATION OF NET CAPITAL

Total stockholders' equity from statement of financial condition	$ 100,985
Assets not allowed for net capital computation	(100)
Haircuts on securities	(494)
Net capital	$ 100,391

COMPUTATION OF BASIC NET CAPITAL

Minimum net capital required	$ 5,000
Excess net capital	$ 95,391
Excess net capital at 1000%	$ 94,391

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition and A.I. liabilities	$ 183
Debt-equity ratio	N/A

There is no difference between the computation for determination of net capital and aggregate indebtedness as presented herein and as reported by the Company in Part IIA of Form X-17A-5 as of December 31, 2010.

ALL FUNDS, INC.

SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2010

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Stockholders' equity, January 1, 2010	$ 101,416
Net (loss) for the year	(431)
Stockholders' equity, December 31, 2010	$ 100,985

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

Not Applicable

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3

All Funds, Inc. introduces its customers on a fully disclosed basis, and therefore, is eligible for the (K)(2)(b) exemption to SEC Rule 15C3-3.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3

Not Applicable

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS

Not Applicable

Savastano, Kaufman & Company, LLC
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
All Funds, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of All Funds, Inc. (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

21-00 ROUTE 208 SOUTH – SUITE 120 • FAIR LAWN, NEW JERSEY 07410 • (201) 796-7300 • FAX (201) 796-7301

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies in internal control that is less severe than a material weakness, yet is important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sax Macy Fazio...

Fair Lawn, New Jersey
February 25, 2011

ALL FUNDS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009